FORM 4


[ ] CHECK THIS BOX IF NO LONGER SUBJECT
    TO SECTION 16. FORM 4 OR FORM 5
    OBLIGATIONS MAY CONTINUE.  SEE
    INSTRUCTION 1(B).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT IN CHANGES OF BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   FORD              GERALD                J.
-----------------------------------------------------
   (Last)            (First)            (Middle)

   200 CRESCENT COURT, STE. 1350
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                     (Street)

   DALLAS                 TX            75201
-----------------------------------------------------
   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   GOLDEN STATE BANCORP INC.
   GSB

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3. IRS Identification Number of Reporting Person, if an entity (voluntary)



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4. Statement for Month/Year

   July 2000

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [X] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
   --------------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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

                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                               42,120          D
---------------------------------------------------------------------------------------------------------------------------------
Common Stock              7/26/00      X              903,000      A       $11.28(1)   18,643,363          I              (2)
---------------------------------------------------------------------------------------------------------------------------------
Litigation Tracking       7/26/00      X              903,000      A        $0.72(1)    1,903,000          I              (3)
---------------------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).


                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Seven Year  $12.00    7/26/00    X             903,000         8/21/2000 Common    903,000         0           I         (4)
Warrants                                                                 Stock and
                                                                         Litigation
                                                                         Tracking
                                                                         Warrants
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

Explanation of Responses:

SEE ATTACHMENT NO. 1 FOR FOOTNOTES (1)-(4)

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

      /s/ Gerald J. Ford                           August 8, 2000
      ----------------------------------------     --------------------
      GERALD J. FORD                               DATE


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

ATTACHMENT NO. 1 TO FORM 4

Gerald J. Ford
Golden State Bancorp Inc.

(1) Hunter's Glen Ford, Ltd. exercised 903,000 Seven Year Warrants on July 26, 2000 at an exercise price of $12 per warrant, resulting in its acquisition of 903,000 shares of Common Stock and 903,000 Litigation Tracking Warrants.

(2) The shares are indirectly owned by Mr. Ford through Hunter's Glen/Ford, Ltd., a Texas limited partnership. Mr. Ford and Ford Diamond Corporation are the general partners of Hunter's Glen/Ford, Ltd.

(3) 1,000,000 warrants are indirectly owned by Mr. Ford through Turtle Creek Revocable Trust, a revocable trust organized under the laws of the State of Texas, of which Gerald J. Ford is the sole grantor and trustee. 903,000 warrants are indirectly owned by Hunter's Glen/Ford., Ltd., a Texas limited partnership. Mr. Ford and Ford Diamond Corporation are the general partners of Hunter's Glen/Ford, Ltd.

(4) The Seven Year Warrants were indirectly owned by Mr. Ford through Hunter's Glen/Ford, Ltd., a Texas limited partnership. Mr. Ford and Ford Diamond Corporation are the general partners of Hunter's Glen/Ford, Ltd.

JOINT FILERS

1.   Name of designated filer:                 Gerald J. Ford
     Name of joint filer:                      Hunter's Glen/Ford, Ltd.
     Address of joint filer:                   200 Crescent Court, Suite 1350
                                               Dallas, Texas 75201
     Statement for Month/Year:                 July 2000
     Issuer name and Ticker or Trading         Golden State Bancorp Inc. (GSB)
     Symbol

     Relationship of Reporting                 10% Owner
     Person to Issuer

     HUNTER'S GLEN/FORD, LTD.

     By:  Ford Diamond Corporation,
          General Partner


     By: /s/ Nancy J. Foederer                  Date: August 8, 2000
     ------------------------------
        Nancy J. Foederer
        Vice President




2.   Name of designated filer:          Gerald J. Ford
     Name of joint filer:               Ford Diamond Corporation
     Address of joint filer:            200 Crescent Court, Suite 1350
                                        Dallas, Texas 75201
     Statement for Month/Year:          July 2000
     Issuer name and Ticker or          Golden State Bancorp Inc. (GSB)
     Trading Symbol
     Relationship of Reporting          10% Owner
     Person to Issuer

     FORD DIAMOND CORPORATION

     By: /s/ Nancy J. Foederer                  Date: August 8, 2000
     ------------------------------
        Nancy J. Foederer
        Vice President